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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of April 2002

                                HAVAS ADVERTISING
                 (Translation of registrant's name into English)


                               84, rue de Villiers
                          92683 Levallois-Perret Cedex
                                     France
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F |X|                   Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes   [ ]                     No    |X|


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                HAVAS ADVERTISING

         Attached as Exhibit 1 to this Report of Foreign Issuer on Form 6-K, and incorporated by reference herein, is the text of Havas Advertising's press release dated April 26, 2002. Notwithstanding the foregoing, neither the web site of Havas Advertising nor the web site of the Commission des Operations de Bourse, each of which is referenced in the attached press release, is or shall be deemed to be a part of this Report of Foreign Issuer on Form 6-K or incorporated by reference herein.




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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    HAVAS ADVERTISING
                                    (Registrant)


Date:  April 29, 2002                By: /s/ Jacques Herail
                                         -----------------------------------
                                         Name:  Jacques Herail
                                         Title: Executive Vice President and
                                                Chief Financial Officer




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                                HAVAS ADVERTISING

                                INDEX TO EXHIBITS

Exhibit
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   1     Press release of Havas Advertising dated April 26, 2002.